UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 328th MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 27, 2017

1.         DATE, TIME AND PLACE: At 3:30 p.m. on September 27, 2017, at Engenheiro Miguel Noel Nascentes Burnier Road, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), with the written votes of Mr. Yuhai Hu, Mr. Yang Qu and Mr. Daobiao Chen, cast in advance, pursuant to Paragraph 7, Article 17 of the Company’s Bylaws.

4.         PRESIDING BOARD: Chairman – Yumeng Zhao and Secretary – Gustavo Sablewski.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents.

After discussing and examining the items on the Agenda, the Directors, with due abstentions from voting, unanimously resolved as follows:

(i) To take cognizance and discuss the following matters examined by the Board’s Advisory Committees and Commissions during September: (a) Management Processes, Risks and Sustainability Committee: 1) Amendment for the inclusion of RGE Sul Company in the contracts for the provision of call center services; and 2) Contracting of companies for the Construction and Maintenance of Lines and Distribution Networks - CCM (CPFL Paulista); (b) Human Resources Committee: 1) Succession Plan and Talent Map; and 2) Long Term Incentive Plan; (c) Corporate Finance and Budget Commission: 1) Declaration of Interim Dividends of EPASA; 2) Contracting Financing to Ceran; 3) Corporate Guarantee Bons Ventos; and 4) Intercompany Loan CPFL Geração & CPFL Renováveis.

(ii) To take cognizance of the managerial highlights and material facts occurred since the last meeting of the Board of Directors, as reported by the Chief Executive Officer.

(iii) To approve the granting of the retention bonus to the Executive Officers.

(iv) To approve the new Executives Long Term Compensation Plan. The relevant terms and conditions are kept in the Company’s headquarters.

(v) To recommend to its representatives in the Board of Directors of Companhia Paulista de Força e Luz (“CPFL Paulista”) the approval of: (a) the execution of an amendment to reallocate values with the current contracts for continuous services for construction and maintenance of electric lines (CCM) and (b) engagement of the suppliers RENASCER CONSTRUÇÕES ELÉTRICAS EIRELI E B. TOBACE INSTALAÇÕES ELÉTRICAS E TELEFÔNICAS LTDA. for the execution of new contracts, in the total amount of up BRL 83,521,618.00 (eighty-three million, five hundred and twenty-one thousand, six hundred and eighteen reais), with all taxes included, with a contractual period of 21 (twenty one) months, starting on April 1st, 2018, with readjustment according to the parametric formula, with basis date for readjustment of May 2019.

(vi) To recommend, for approval by the Board of Directors of its subsidiary RGE Sul to amend the contract regarding the Call Center Services related to the demand of call center services among the Power Distribution Companies and CPFL Atende Centro de Contratos e Atendimentos Ltda. (‘CPFL Atende”) Centro de Contratos e Atendimentos Ltda. , for the inclusion of RGE Sul as a contractor, for the amount of up to BRL 58.781.103,51 (fifty-eight million, seven hundred and eighty-one thousand, one hundred and three reais and fifty-one cents), with all taxes included, remaining unchanged the other conditions originally contracted, increasing the total amount of the contract for all Power Distribution Companies from up to BRL 296.595.580,53 (two hundred ninety-six million, five hundred ninety-five thousand, five hundred eighty reais and fifty-three centavos) to up to BRL 355.376.684,04 (three hundred and fifty-five million, three hundred and seventy-six thousand, six hundred and eighty-four reais and four cents) and approved by ANEEL in dispatch Nº 2.370, on August 7th, 2017.

(vii) To recommend the favorable vote to its representatives in the Board of Directors of Centrais Elétricas da Paraíba SA - EPASA related to interim dividend, which payment to the shareholders will occur on a date to be defined by the respective Executive Board.

(viii) To recommend the favorable vote to its representatives in the Board of Directors of CPFL Renováveis S.A. (“CPFL Renováveis”) and CPFL Geração de Energia S.A. (“CPFL Geração”) of intercompany loan between CPFL Geração (Lender) and CPFL Renovaveis (Borrower) in the amount of up to BRL 600,000,000.00 (six hundred million reais), with an interest of 115% CDI, financial expense (IOF – Financial Operation Tax) of 0,38% of loan amount and additional IOF of 0,0041% by day during the period of agreement, financial values that will be deducted of the value of the loan. The Intercompany Loan term period is until January 2nd 2019 or July 13th 2018 (this second term period will be considered in case of non renovation of the limit set forth by the Order (Despacho) n.2.343, issued by NATIONAL ELETRIC ENERGY AGENCY – ANEEL on September 2nd, 2016). The loan and the interests shall be paid back to CPFL Geração on January 2nd 2019. The approval of this item is conditioned to the Executive Officer’s commitment to present an informative to the Board of Directors, prior to the effective granting of the loan, which shall contain the exact value of the loan and rationale of the transaction. For the year of 2017 the Board approved the amount up to R$ 300,000,000.00 (three hundred million reais), being the remainder approved for the calendar year 2018.

(ix) To recommend to its representatives in the Board of Directors and the Shareholders General Meeting of Companhia Energética Rio das Antas (“Ceran”) to approve: (a) the prepayment of current debt with BNDES; (b)  to raise a new debt up to R$ 530,000,000.00 (Five hundred and thirty million reais), or equivalent quantity in US Dollars, with guarantees of project finances, such as receivables and shares and (c) a stock capital reduction in the total amount up to R$ 351,000,000.00 (Three hundred and fifty one million reais) and distribution of profit reserve and dividend.

(x) To recommend the favorable vote to its representatives in the Board of Directors of CPFL Renováveis of the concession by CPFL Renováveis of a corporate guarantee in the amount of up to BRL 200,000,000.00 (two hundred million reais) to BNDES and NIB, to guarantee a Bons Ventos financing contract, a CPFL Renováveis controlled company, regardless of the supplier contracted to provide O&M. This recommendation replaces the resolution approved in the Board of Directors meeting held on May 31st, 2017.

Afterwards, the following items were presented: (a) Talent Map; (b) Succession Plan; (c) Monthly Results; (d) Business Development Follow-up; (e) Monthly Health and Safety Report; and (f) Pipeline of November to February.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all present members and the secretary.  Mr. Yuhai Hu, Mr. Daobiao Chen, Mr. Andre Dorf, Mr. Yang Qu, Mr. Yumeng Zhao (Chairman), Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is a true copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, September, 27th, 2017.

Daobiao Chen Chairman	Gustavo Henrique de Aguiar Sablewski Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 06, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.